January 24, 2006

Mail Stop 4561

Hollis M Greenlaw, Esq.
Director, UMTH Land Development, L.P.
1702 N. Collins Blvd., Suite 100
Richardson, TX 75080

Re:	United Development Funding III, L.P.
Amendment No. 2 to form S-11
filed January 12, 2006
      Registration No. 333-127891

Dear Mr. Greenlaw:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Compensation to Selling Group Members, General Partner and
Affiliates
of our General Partner, page 12

1. Refer to the description of Carried Interest on page 13.
Please
revise to clarify the meaning of "commit to" invest in mortgages, as opposed to actually purchasing the mortgages. Currently, it is not clear when your obligation to pay these fees would arise.


Prior Performance Summary, page 75

Public Programs, page 75

2. Please explain what you mean in the fourth full sentence on page
76 when you say that your aggregate provision for loan losses through
September 30, 2005 was $7,449,344, of which $6,247,632 was charged off.

3. Please tell us why annualized yields in the table on page 77 have been adjusted to exclude non-performing loans, as disclosed in the fifth sentence on page 77.

Exhibit A - Prior Performance Tables

Table V, page A-7

4. We reissue our request from our prior comment number 34 that you include in the table line items for amounts received for liquidation of foreclosed properties and amounts outstanding on those properties at the time of foreclosure and sale.

Exhibits

5. We have reviewed your response to our prior comment number 37. Since the execution of the partnership agreement will occur prior to effectiveness, please provide a revised form of opinion without the assumption that the partnership agreement will be executed in the form included as Exhibit B to the prospectus.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Wilson Lee at (202) 551-3468 or Jorge
Bonilla,
Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.
Please contact Amanda McManus, Attorney-Advisor, at (202) 551-
3412,
or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Lauren Burnham Prevost, Esq. (via facsimile)
	John A. Earles, Esq. (via facsimile)
	Seth K. Weiner, Esq. (via facsimile)
	Morris, Manning & Martin, LLP
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Hollis M. Greenlaw, Esq.
United Development Funding III, L.P.
January 24, 2006
Page 3